Mail Stop 3561

March 9, 2010

Robert E. Price, Chief Executive Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, California 92121

> **Re:** **PriceSmart, Inc.**
> **Form 10-K for the Year Ended August 31, 2009**
> **Filed November 9, 2009**
> **Form 10-Q for the Period Ended November 30, 2009**
> **Filed January 8, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 8, 2009**
> **File No. 0-22793**

Dear Mr. Price:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended August 31, 2009

Item 9A. Controls and Procedures, page 10

1. Under the heading "(a) Evaluation of disclosure controls and procedures," you refer to your "principal accounting officer" in addition to your principal executive officer.

However, the statements you make in this section regarding your disclosure controls and procedures should refer to your "principal financial officer" as well as your principal executive officer. If true, please confirm for us that the principal accounting officer you refer to in this section was, as of the end of the period covered by this report, the same individual as your principal financial officer and that none of the disclosures in this section, including the conclusion as to the effectiveness of your disclosure controls and procedures, would change if you substituted the title "principal financial officer" for "principal accounting officer." In this regard, please confirm for us, if true, that your use of the title "principal accounting officer" instead of "principal financial officer" was not meant to limit the liability of any individual or entity. If any of these statements are not true, please explain.

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of…, page 3

2. In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- You state that you are susceptible to foreign currency exchange rate volatility because of the many foreign markets in which you operate. Please discuss any material trends or uncertainties regarding any particular foreign currency exchange rate material to you that you know or believe will have, or are reasonably likely to have, a material impact on you or your operations in future periods. If none, please state.

- We note your statement under the heading "Current and Future Management Actions" that, due to the slowing global economic environment, you are "carefully monitoring inventory mix and levels, while maintaining [your] pricing leadership position and aggressively pursuing buying opportunities." Please discuss in greater detail how you are monitoring inventory mix and levels and whether you have made any changes based on this monitoring and, if so, describe the changes and the impact of the changes on your operations in current and future periods. Also, please describe the steps you are taking to maintain your leadership price position and the impact of these steps on your operations in current and future periods. Further, please discuss the buying opportunities you are aggressively pursuing and their impact on your operations in current and future periods.

- In this regard, please discuss whether you believe that your leveraging of costs due to your strong growth in sales over the last three years will continue in future periods and explain the impact of and the basis for your belief. Also, please discuss in greater detail how you are improving purchasing, reducing supply chain costs for moving merchandise from the United States to your warehouse clubs, and lowering operating expenses within your corporate headquarters and describe the impact of each of these steps on your operations in current and future periods. Further, please discuss how the larger dry distribution center in Miami, Florida has permitted you to service more efficiently your warehouse club locations and to realize efficiencies in distribution operating expenses and whether you believe these trends will continue going forward.

- Please disclose the banks with whom you have partnered to offer co-branded credit cards in your Central American and Caribbean markets. Please explain why you have been pleased with the initial response of your credit card programs in these markets, why you expect the use of the card in these markets to grow in future periods, and the impact of the card in these markets on your operations going forward.

Contractual Obligations, page 14

3. In future filings, please disclose scheduled interest payments in your table of payments due by period. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, you should include a footnote to the table that provides appropriate disclosures. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Estimates, page 14

4. In future filings, please describe the material implications of <u>uncertainties</u> associated with the methods, assumptions, and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. In doing so, please discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, because critical accounting

estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. In that regard, we would expect you to provide information for investors to assess the probability of a future material impairment charge with respect of goodwill, deferred tax assets, and long-lived assets. See Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Financial Statements, page 19

Consolidated Statements of Cash Flows, page 23

5. The reconciliation of net operating cash flow using the indirect method should reconcile net income to net cash flow from operating activities. Please revise your presentation in future filings accordingly. See paragraphs 28-29 of SFAS 95 (FASB ASC 230-10-45-1).

Note 2 – Summary of Significant Accounting Policies, page 26

Revenue Recognition, page 28

6. We note that you recognize sales revenue from gift certificates when the certificates are redeemed. Please tell us how you account for the value of unredeemed gift certificates not redeemed or not redeemed over an extended period of time. If you recognize sales revenue or income for the unredeemed value of gift certificates, please tell us how you determine the amounts recognized and the basis for your estimates. In addition, in future filings, please disclose your accounting policies regarding unredeemed gift certificates and, if you recognize sales revenue or income from unredeemed gift certificates, please disclose the amount recognized for each year presented.

Note 8 – Stock Option and Equity Participation Plans, page 34

7. In future filings, please disclose the weighted average grant date fair value of restricted stock awards, total fair value of restricted awards vested, and the intrinsic value of stock options exercised. See paragraph A240 of SFAS 123(R) (FASB ASC 718-10-50-2).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

8. We note that you determine specific components of compensation by considering each officer's performance, level of responsibility, skills and experience, and other compensation awards or arrangements. In future filings, please discuss in greater detail how you determine the amount of each compensation element to pay. See Item 402(b)(1)(v) of Regulation S-K. Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

9. You state that you establish individual executive compensation at levels you believe are comparable with those of executives in other companies of similar size and stage of development operating in retail industries while taking into account your relative performance and your strategic goals. Also, you state that you review the mix of compensation elements for your named executive officers against the compensation data for executives holding similar positions within companies in your peer group. Further, you state that you strive to set target total compensation opportunity levels and the individual components of compensation to be competitive with the market in which you compete for executive talent. Therefore, it appears that you benchmark total and component compensation of each named executive officer's position against one or more appropriate job matches from other companies. In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. In this regard, please refer to the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under the category entitled, "Regulation S-K" (July 3, 2008).

10. You state that, in establishing 2009 compensation levels for your named executive officers, you evaluated the compensation practices of United States retail companies with annual revenues ranging from $500 million to $15 billion and San Diego-based companies with revenues of $500 million to $3 billion. In future filings, please discuss the reasons that you believe these companies provide an appropriate comparison to you given your revenue level and the markets in which you conduct your operations.

11. We note that you utilized Equilar Inc.'s ExecutiveInsight research database in determining the compensation of your named executive officers. In future filings, please clarify whether you engaged Equilar Inc. as a compensation consultant. If so, please discuss whether your chief executive officer met with representatives of Equilar regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Equilar works, if any.

Also, please describe in greater detail the nature and scope of Equilar's assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties, as applicable. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

Elements of Compensation, page 13

Base Salary, page 13

12. You state that your executives' base salaries are generally established based on the scope of their responsibilities, level of experience, and individual performance while taking into account both external competitiveness and internal equity considerations. Therefore, it is unclear whether the base salaries are established or adjusted by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or adjust base salaries, in future filings, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

13. Also, regardless of whether or not certain financial results are quantified, in future filings, please clarify the manner in which you use the metrics you discuss in this section, including scope of responsibility, level of experience, and individual performance, in determining and adjusting your named executive officers' base salaries. In this regard, please explain specifically how you used these metrics to determine that Robert E. Price, John M. Heffner, Jose Luis Laparte, and William J. Naylon deserved a 2% increase in their base salaries in 2009 and that Robert M. Gans deserved a 2.1% increase in his base salary in 2009.

Severance and Change in Control Payments, page 24

14. In future filings, please revise the column of your table entitled "Severance upon Termination without Cause" to quantify the value of the lump sum amounts payable to each named executive upon termination as of the August 31, 2009. See Item 402(j)(2) of Regulation S-K.

Certain Transactions, page 27

Related Party Transactions, page 27

15. In future filings, please state whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how

the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John

Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert E. Burwell, Esq.
        Latham & Watkins LLP
        Via facsimile